UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Archstone-Smith Operating Trust

(Name of Issuer)

Class A-1 Common Shares of Beneficial Interest, par value $.01 per share

(Title of Class of Securities)

039584

(CUSIP Number)

Caroline Brower, Archstone-Smith Trust, 9200 East Panorama Circle, Suite 400

Englewood, CO 80112, (303) 708-5959

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page)

(Page 1 of 6 Pages)

SCHEDULE 13D

CUSIP No. 039584

	NAME OF REPORTING PERSON
1	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

	Robert H. Smith
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2			(a) ☒
			(b) [ ]

	SEC USE ONLY
3

	SOURCE OF FUNDS*
4
	00
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]
5

	CITIZENSHIP OR PLACE OF ORGANIZATION
6
	UNITED STATES OF AMERICA
			SOLE VOTING POWER
	NUMBER OF SHARES	7
			189,146
			SHARED VOTING POWER
	BENEFICIALLY OWNED BY EACH	8
			1,543,665
			SOLE DISPOSITIVE POWER
	REPORTING PERSON	9
			189,146
			SHARED DISPOSITIVE POWER

	WITH	10
			1,543,665
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
	1,732,801
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
			[ ]
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
	5.30%
	TYPE OF REPORTING PERSON*
14
	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 039584

	NAME OF REPORTING PERSON
1	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

	Robert P. Kogod
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2			(a) ☒
			(b) [ ]

	SEC USE ONLY
3

	SOURCE OF FUNDS*
4
	00
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]
5

	CITIZENSHIP OR PLACE OF ORGANIZATION
6
	UNITED STATES OF AMERICA
			SOLE VOTING POWER
	NUMBER OF SHARES	7
			123,584
			SHARED VOTING POWER
	BENEFICIALLY OWNED BY EACH	8
			1,523,510
			SOLE DISPOSITIVE POWER
	REPORTING PERSON	9
			123,584
			SHARED DISPOSITIVE POWER

	WITH	10
			1,523,510
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
	1,647,094
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
			[ ]
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
	5.04%
	TYPE OF REPORTING PERSON*
14
	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

This Amendment No. 4 (this “Amendment”) is being filed to a Schedule 13D dated October 31, 2001 and amended by Amendment No. 1 filed on March 14, 2003, Amendment No.2 filed on February 15, 2005 and Amendment No. 3 filed on February 24, 2006,, each filed by Robert H. Smith and Robert P. Kogod (together, the “Reporting Persons”) (as so amended, the “13D”).

Item 1. Security and Issuer

This Amendment relates to the Class A-1 Common Shares of Beneficial Interest, par value $.01 per share (“Units”), of Archstone-Smith Operating Trust, a Maryland real estate investment trust (the “Issuer”). The principal executive offices of the Issuer are located at c/o Archstone-Smith Trust, 9200 East Panorama Circle, Suite 400, Englewood, Colorado 80112.

Item 2. Identity and Background

The name, business address and principal employment information for each Reporting Person is set forth in Appendix I hereto. During the past five years, neither Reporting Person has been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. The Reporting Persons are each U.S. citizens.

Item 5. Interest in Securities of the Issuer

(a)            The Reporting Persons beneficially own an aggregate of 1,925,127 Units, which represent approximately 5.8% of the outstanding Units as of close of business on February 14, 2006. Information regarding the number and percentage of Units of the Issuer beneficially owned by each of the Reporting Persons is set forth in Appendix I hereto (including CESM, Inc., the record owner of 1,454,768 Units).

(b)            Information regarding the sole and shared voting and sole and shared dispositive power relating to Units beneficially owned by each of the Reporting Persons is set forth in Appendix I.

(c)            On February 26, 2004, CESM, Inc. redeemed 1,000,000 Units. Archstone-Smith Trust elected to issue 1,000,000 of its common shares of beneficial interest in satisfaction of the Issuer’s redemption obligation, all pursuant to the Issuer’s Declaration of Trust.

(d)            On February 14, 2006, CESM, Inc. redeemed 875,000 Units. Archstone-Smith Trust elected to issue 875,000 of its common shares of beneficial interest in satisfaction of the Issuer’s redemption obligation, all pursuant to the Issuer’s Declaration of Trust.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 13, 2006

By:  /s/ Robert H. Smith

By:  /s/ Robert P. Kogod

APPENDIX I

Name of Reporting Person and Business or Residential Address (1)	Principal Occupation or Employment	Number of Units of Issuer Owned by Reporting Persons
		Sole Voting & Dispositive Power	Shared Voting & Dispositive Power

Robert H. Smith	Chairman, Charles E. Smith division of Archstone-Smith Trust	189,146	1,543,655(2)

	Trustee, Archstone-Smith Trust

Robert P. Kogod	Trustee, Archstone-Smith Trust	123,584	1,523,510(3)

(1)	The business address of each person listed in Archstone-Smith Trust, Charles E. Smith Division, 2345 Crystal Drive, Arlington, Virginia 22202.
(2)	Includes 88,887 Units held of record by Robert H. Smith’s spouse, Clarice R. Smith, and includes 1,454,768 Units held of record by CESM, Inc.
(3)	Includes 68,742 Units held of record by Robert P. Kogod’s spouse, Arlene R. Kogod, and includes 1,454,768 Units held by CESM, Inc.